EXHIBIT 99


                             EMPIRE OF CAROLINA ANNOUNCES
                     1996 YEAR-END RESULTS, POTENTIAL FINANCING

               DELRAY BEACH, FL, MARCH 31, 1997 -- Empire of Carolina, Inc. (AMEX: EMP) today announced that its net sales for the year ended December 31, 1996 were $148.9 million as compared to $153.7 million for the prior year. The Company incurred a loss before interest and taxes of $47.3 million. This loss included nonrecurring and special charges of $21.0 million. The net loss after interest and taxes was $46.2 million. For fiscal 1995, the loss before interest and taxes and net loss were $1.9 million and $4.5 million, respectively.

               The  $21.0  million   charge  is  comprised  of   previously
          disclosed restructuring charges, nonrecurring inventory charges and the write down of certain intangible assets. The restructuring charge includes costs resulting from the shutdown of the Buddy L facility in Gloversville, NY, costs related to staff reductions and other related costs. The non-recurring inventory charge results from the previously announced difficulties encountered during the second half of 1996. The remaining charges are the result of the Company's decision to change the mix of its product lines to emphasize higher margin products.

               As previously announced, the  Company had engaged investment bankers to secure the additional financing required by the December 6, 1996 amendment to its senior loan agreement and to evaluate strategic alternatives for enhancing shareholder value. The Company was presented with a variety of alternative transactions with potential investors, including sales of certain product lines, sales of certain assets, and the potential recapitalization of the Company. Each of these transactions was explored by the Company along with its investment bankers and advisors.

               The Company also announced that it entered into a non-binding letter of intent with an investor that proposes to invest $50 million by purchasing from the Company a combination of exchangeable convertible preferred stock and senior convertible debentures. The preferred stock and debentures would be convertible into common stock at a price equal to the market price of the stock on the date on which management and the investor established the terms of the letter of intent. Upon consummation of the transaction the investor would own securities convertible into a substantial majority of the Company's outstanding stock and would have immediate control of the Board.

               The potential transaction is subject to a number of substantial conditions, including satisfactory completion of due diligence by the proposed investor and the negotiation and execution of a definitive agreement. The Company can give no assurance that the transaction will be consummated, or, if consummated, that it will be on the terms and conditions described above. In the event that this transaction is not consummated, there is no assurance that the Company will obtain, by April 30, 1997, the $6 million required by the December 1996 amendment to its senior loan agreement or that cash generated from operations will be sufficient to fund the Company's continued operations.

               Steven Geller, Chairman and Chief Executive Officer, commented, "I am obviously disappointed in our financial performance during 1996. The costs resulting from the difficulties encountered last year were greater than expected. We believe that the proposed transaction would not only provide us with working capital to finance the Company's operations, it would give us the ability to further assure our customers of our ability to fulfill their orders, fund new research and development projects, and focus on our goal of developing Empire into the next major player in the toy industry."

               Mr. Geller continued, "We believe that the proposed transaction, which is recommended by our investment bankers, is the best alternative for Empire and its shareholders. We are working diligently to complete this transaction, and, although no assurances can be given, we are optimistic that we will close during April, 1997."

               This   press   release  contains   various   forward-looking
          statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management, including statements regarding future economic performance and financial condition, liquidity and capital resources, and management's plans and objectives. Such statements are subject to various risks and uncertainties which could cause actual results to vary materially from those stated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. Such risks and uncertainties include the Company's ability to close the proposed transaction, the Company's ability to manage inventory, production and costs, to meet potential increases or decreases in demand, potential adverse customer impact due to delivery delays including effects on existing and future orders, competitive practices in the toy and decorative holiday products industries, changing consumer preferences and risks associated with consumer acceptance of new product introductions, potential increases in raw material prices, potential delays or production problems associated with foreign sourcing of production and the impact of pricing policies including providing discounts and allowances. Certain of these as well as other risks and uncertainties are described in more detail in the Company's Registration Statement on Form S-1 filed under the Securities Act of 1933, Registration No. 333-4440. The Company undertakes no obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

               Empire of Carolina, Inc. designs, develops, manufactures and markets a broad range of basic plastic children's toys. Its Holiday products Division produces and markets decorative seasonal items including Christmas, Halloween and Easter illuminated products. The Company's full line of basic toys includes the Big Wheel(R) line of ride-on toys, Grand Champions(R) collectible horses, Buddy L(R) cars and trucks, and Power Driver(R) ride-ons.

                      EMPIRE OF CAROLINA, INC. AND SUBSIDIARIES

                   CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                       (In Thousands, Except Per Share Amounts)


                                   Three Months Ended  Twelve Months Ended
                                        December 31,        December 31,
                                   ------------------  --------------------
                                   1996      1995      1996      1995

          NET SALES                $ 42,847  $ 61,404  $148,908  $153,744

          COST OF GOODS SOLD         50,322    46,383   133,464   111,905

          NONRECURRING INVENTORY
          CHARGES                     1,860         0    12,185         0
                                   --------  --------  --------  --------

          GROSS PROFIT (LOSS)        (9,335)   15,021     3,259    41,839

          SELLING AND
          ADMINISTRATIVE EXPENSES    16,043    10,178    41,751    36,183

          RESTRUCTURING AND OTHER
          CHARGES                     1,303     6,451     8,800     7,550
                                   --------  --------  --------  --------

          OPERATING INCOME (LOSS)   (26,681)   (1,608)  (47,292)   (1,894)

          OTHER INCOME (EXPENSES):

          Interest income,
          dividends and net
          realized gains                (21)       55        (5)      514

          Interest expense           (4,737)   (2,593)  (11,236)   (5,996)
                                   --------  --------  --------  --------

            Total other income
              (expenses)             (4,758)   (2,538)  (11,241)   (5,482)
                                   --------  --------  --------  --------

          INCOME (LOSS) BEFORE
          INCOME TAXES              (31,439)   (4,146)  (58,533)   (7,376)
                                   --------  --------  --------  --------
          INCOME TAX EXPENSE
          (BENEFIT)                  (1,978)   (1,860)  (12,332)   (2,875)
                                   --------  --------  --------  --------

          NET INCOME (LOSS)        $(29,461) $ (2,286) $(46,201) $ (4,501)
                                   ========  ========  ========  ========

          INCOME (LOSS) PER
          COMMON SHARE             $  (3.98) $  (0.44) $  (7.89) $  (0.96)
                                   ========  ========  ========  ========

          WEIGHTED AVERAGE COMMON
          SHARES OUTSTANDING          7,404     5,195     5,859     4,681
                                   ========  ========  ========  ========